

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 11, 2026

Christoph Antz
Chief Executive Officer
Veraxa Biotech Holding AG
Talacker 35
8001 Zurich, Switzerland

Adeel Rouf
Chief Executive Officer
Voyager Acquisition Corp./Cayman Islands
131 Concord Street
Brooklyn, NY 11201

> **Re: Veraxa Biotech Holding AG**
> **Amendment No. 4 to Registration Statement on Form F-4**
> **Filed February 3, 2026**
> **File No. 333-289108**

Dear Christoph Antz and Adeel Rouf:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 4 to Registration Statement on Form F-4

Risk Factors, page 79

1.   We note your disclosure relating to the High Trail Financing Agreement and the Lincoln Park Financing Agreement. Please include risk factor disclosure relating to the fact that the notes are secured by all of your assets and the potential dilution that may result from the equity purchase facility.

Please contact Tara Harkins at 202-551-3639 or Kevin Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Tyler Howes at 202-551-3370 or Chris Edwards at 202-551-6761 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Andrew Tucker, Esq.
        Michael J. Blankenship, Esq.